Exhbit 99.1

Company Contacts:
Katia Fontana
Vice President and Chief Financial Officer
(514) 397-2592

BIRKS GROUP REGAINS COMPLIANCE WITH NYSE AMERICAN CONTINUED LISTING STANDARDS

Montreal, Quebec. – February 7, 2022 – Birks Group Inc. (the “Company”) (NYSE American LLC: BGI), announced today that the Company is back in compliance with the NYSE American LLC (“NYSE American”) continued listing standards.

As previously reported, on August 13, 2020, the Company was notified by the NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”). That section applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from operations and/or net losses in three of its four most recent fiscal years. Furthermore, on December 9, 2020, the Company was notified by the NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S. $2.0 million and has reported losses from operations and/or net losses in two of its three most recent fiscal years. Lastly, on June 25, 2021, the Company was notified by the NYSE American that it was not in compliance with the continued listing standards as set forth in Section 1003(a)(iii) of the Company Guide which applies if a listed company has stockholders’ equity of less than U.S. $6.0 million and has reported losses from operations and/or net losses in its five most recent fiscal years.

In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on September 6, 2020 addressing how the Company intended to regain compliance with Section 1003(a)(ii) of the Company Guide. On October 22, 2020, NYSE American notified the Company that it accepted the compliance plan and granted the Company an extension for its continued listing until February 6, 2022 (the “Plan Period”). During the Plan Period, the Company submitted quarterly plan updates for review by the NYSE American, such quarterly updates were all accepted by the NYSE American.

As of February 7, 2022, the Company has stockholders’ equity of U.S. $7.1 million which is above the U.S. $6.0 million required to comply with Sections 1003(a)(i) through (iii) of the Company Guide as of the end of the Plan Period, and therefore has regained compliance with the NYSE American’s continued listing standards.

The Company continues to focus on the implementation of its strategic plan, including its merchandising strategies and tailored marketing campaigns, and to pursue its objective to make its Bijoux Birks fine jewellery into an international brand.

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, timepieces and gifts and operator of luxury jewellery stores in Canada. The Company operates 25 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one retail location in Vancouver under the Patek Philippe brand. The Bijoux Birks brand fine jewellery collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States as well as several jewellery retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Forward Looking Statements

This press release contains forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about compliance with the NYSE American continued listing standards, our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of the shares; (ii) economic, political and market conditions, including the economies of Canada, and the U.S., which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) changes in interest rates; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (vi) the Company’s ability to continue to borrow under the Credit Facility, (vii) the Company’s ability to maintain profitable operations, as well as maintain specified excess availability levels under the Credit Facility, make scheduled payments of principal and interest, and fund capital expenditures; (viii) the Company’s ability to execute its strategic vision; and (ix) the Company’s ability to continue as a going concern.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 17, 2021 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.